September 5, 2006

Steven Raymund
Chairman & CEO
Tech Data Corporation
5350 Tech Data Drive
Clearwater, FL 33760

> **Re: Tech Data Corporation**
> **Form 10-K for Fiscal Year Ended January 31, 2006**
> **Filed April 3, 2006**
> **Form 8-K Dated August 23, 2006**

Dear Mr. Raymund:

We have reviewed your response letter dated August 14, 2006 and the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 5 – Goodwill and Other Intangible Assets, page 48

1.   We note your response to our previous comment no. 1 and your discussion of the factors considered in your annual review of goodwill at January 31, 2006. With regards to such information, please explain the following:

- Describe the events and material discussions that occurred from your year-ended January 31, 2006 to the time management realized that a goodwill impairment charge was necessary.

- Tell us what assumptions changed in your analysis that resulted in a goodwill impairment charge of $136.1 million and tell us why you believe such factors did not exist at your year-end January 31, 2006.

- Also, please explain how much emphasis you put on Ingram Micro's performance when determining your cash flow assumptions at year-end and tell us why you believe your competitor's performance was a good indicator of the Company's long-term potential in the EMEA market.

- Also, tell us what events transpired from the date of your response (August 14, 2006) when you indicated that the Company will continue to monitor your impairment conclusions and should the Company conclude that there are indicators of a possible impairment in EMEA goodwill, an analysis will be performed at that time, and the date of your Form 8-K (August 23, 2006) where you announced that the Company had recorded a goodwill impairment charge of $136.1 million.

2.   We note your response to our previous comment no. 3, where you indicate that "given our experience with DCS and SAP R/2, and also taking into consideration the pace of technological change, we believe a use of a ten year life for the SAP R/3 is appropriate for this system". Please explain what you mean by "the pace of technological change" and how this impacted your amortization period. It would seem that the rapid changes in the technology industry would support a shorter useful life than a longer one. Please explain. Also, considering the SAP R/3 system was installed for use in your European operations and given your recent impairment of the goodwill for this segment, tell us what impact the decline in the EMEA market has had on the carrying value of your capitalized software intangible and/or the amortization period for this asset.

Note 10 – Employee Benefit Plans, page 54

3.   We note your response to our previous comment no. 7 where you explained that the Company uses the Hull-White lattice model to determine the value of your options and the Black-Scholes-Merton model to calculate the cost of the cap. Please explain why the Company does not apply one consistent model to calculate the values of each step in your two-step valuation approach. Why do you believe that the Hull-White lattice model is not an appropriate model to value the cost of the cap?

* * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), uou may wish to provide us with marked copies of any amendment

Mr. Steven Raymund
Tech Data Corporation
September 5, 2006
Page 3

to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief